AAA MINERALS INC.
                                 3841 Amador Way
                                  Reno, Nevada
                        Telephone and fax: (775) 827-2324

   February 17, 2005

   U.S. Securities & Exchange Commission
   Division of Corporate Finance
   450 Fifth Street, N.W.
   Washington, D.C. 20549-0511

   Attention:  Craig Slivka

   Dear Sirs:

   Re:   AAA Minerals Inc. - Registration Statement on Form SB-2
         File No. 333-119848 - Amendment #3

   Further to your letter dated February 11, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General
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   1.    Your  attention  is directed to Item 310(g) of  Regulation  S-B and the possible need for updated financial statements and related disclosures.

         Our amended registration statement includes financial statements that comply with Item 310(g) of Regulation S-B.

   2. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement. The consent in Exhibit 23.1 should be signed in the name of the firm rather than an individual partner. Please revise.

         We have included an updated independent accountants' consent that has been signed in the name of the firm.

Risk Factors
------------
 3. We note your response to comment 4 of our January 14, 2005 letter. However, please elaborate on your statement that ". . . In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as yet been applied. For example, foreign ownership laws that are applicable in certain business sectors could be applied to mineral property ownership...". Please specifically discuss these foreign ownership laws and their potential impact on you.

         We have added the following additional disclosure regarding foreign ownership laws:

         "Current Canadian foreign ownership laws in sectors such as banking and media require government approval of any ownership transfers to foreign individuals and corporations. If such laws are extended to mineral property ownership, we may be prevented from holding title to mineral claims located in Canada because we are incorporated in the United States."

Description of Business
-----------------------
 4.      We  note  your  supplemental   response   that  you  do  not  have  any
         relationship with Mr.Nicholson. Please disclose this in the prospectus.

         The fact that Mr. Nicholson is at arm's length to us was disclosed in the first sentence of the section entitled "Mineralization and Exploration History". We have also clarified that we do not have any relationship with him.

 5. We note that Mr. Macdonald based his conclusion that further exploration work is recommended, in part, on the fact that "anomalous values" of gold, copper, silver, and barium were discovered from sampling. Please explain what you mean by "anomalous values."

         We have disclosed that "anomalous values" are levels of metals that are higher than those typically found in an ordinary sample of rock.

 6. We note that in your previous amendment you state "Mr. Macdonald. . . recommends an initial program of sampling and mapping..." and ". . . Sampling consists of gathering soil or pieces of rock that appear to contain precious metals such as gold and silver, or industrial metals such as copper. All samples gathered will be sent to a laboratory where they are crushed and analyzed for metal content..." However, you have deleted these statements in your most recent amendment. Please disclose what sampling consists of.

         We have re-inserted the noted disclosure.

Accountants Report
------------------
7. The report of the Chartered Accountants on page 29 should reference "the standards of the Public Company Accounting Oversight Board (United States)," rather than generally accepted auditing standards. Please refer to PCAOB Auditing Standard No.1 and SEC Release No. 33-8422. Also, please include both the printed name of the firm and the authorized signature of the firm. See Rule 302 of Regulation S-T and revise accordingly.

         We have filed a revised independent accountants' report to address your comments.

         Yours truly,

         /s/ Earl Abbott

         Dr. Earl Abbott, President
         AAA MINERALS INC.